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March 11, 2009	CRAIG L. GODSHALL craig.godshall@dechert.com +1 215 994 2491 Direct +1 215 655 2491 Fax

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  Mr. John Reynolds

Re:	Shermen WSC Acquisition Corp.
Preliminary Proxy Statement on Form 14A
Filed on March 11, 2009
File No. 0-52642

Dear Mr. Reynolds:

Shermen WSC Acquisition Corp. (the “Company”) has today submitted to the Securities and Exchange Commission (the “Commission”) a revised version of its Preliminary Proxy Statement (the “Proxy Statement”), originally filed with the Commission on January 20, 2009. On behalf of the Company, we respond to the comments raised by the staff (the “Staff”) of the Commission in the letter dated February 19, 2009, from Mr. John Reynolds to Mr. Francis P. Jenkins, Jr., Chairman of the Board and Chief Executive Officer of the Company.  For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response.  To aid the Staff’s review, we are also supplementally providing marked copies of the revised Proxy Statement showing changes made from the original version.  All page numbers in our responses refer to the version filed on EDGAR.

General

1.                                     We note that the transaction agreement’s table of contents refers to Budgeted Capital Expenditures and Form of Molasses Supply Agreement among other annexes and schedules, but that these are omitted.  Please supplementally provide us a list briefly identifying the contents of the omitted schedules or similar supplements to the transaction agreement.

Response:

Contemporaneously with the filing of the Preliminary Proxy Statement on January 20, 2009, the Company filed a Current Report on Form 8-K which included, as an exhibit, the Transaction Agreement and the majority of the annexes and exhibits thereto.  It did so in order to request confidential treatment for certain provisions of the Molasses Supply Agreement (Exhibit A) and Storage Strategic Alliance Agreement (Exhibit I), both of which are commercial agreements to be entered into between the Company and ED&F Man which contain sensitive operating and pricing information.  With the exception of the provisions for which confidential information has been requested, these two agreements have been provided in full.

Other than those two agreements, the only annexes and/or exhibits which were not filed with the Transaction Agreement were:

Annex B - Applicable Accounting Principles: A description of the accounting principles, practices and methodologies as were used in preparing Westway’s 2007 financial statements.

Annex C - Budgeted Capital Expenditures: A budget of capital expenditures used solely in connection with a purchase price adjustment. The purchase price adjustment will be implicated if the actual capital expenditures incurred by the transferred companies are less than the amounts set forth in this annex. The information provided in this annex does not include the actual capital expenditures proposed to be incurred by the transferred companies.

Exhibit K-1 - Form of Net Working Capital Calculation (Merger): A form of net working capital calculation used to determine the net working capital of the purchased companies as of immediately prior to the Closing for purposes of computing a portion of the purchase price.

Exhibit K-2 - Form of Net Working Capital Calculation (Stock Sale): A form of net working capital calculation used to determine the net working capital of certain entities as of immediately prior to the Closing for purposes of computing an adjustment to a portion of the purchase price.

Exhibit L - Form of Closing Balance Sheet: A form of balance sheet to be delivered to the Company prior to the closing.

Each of the excluded annexes/exhibits consists of technical information and the mechanical templates and/or details concerning certain purchase price adjustment mechanisms. Absent the detailed financial information necessary to properly evaluate and understand each of these annexes/exhibits, the Company believes that the inclusion of such annexes/exhibits would be of negligible or limited use to its stockholders in evaluating the business combination.

2.                                     We note the reference on pages 12, 55, and elsewhere to an open market warrant repurchase program.  Please advise us if you anticipate using a safe harbor or exemption for this program.  We may have further comment.  Also, please revise to briefly describe the terms of the repurchase program and the mechanisms you and/or third parties will use to conduct the program.

Response:

The Company is reviewing with its financial advisor the optimal way to conduct this program.  Although Rule 10b-18 technically does not apply to warrants, the Company may use Rule 10b-18 as a guide, other than (given the low volume of trading in the warrants) the volume of purchase provisions thereof.

3.                                     Where appropriate, please define the industry-specific terms that may not be understood by someone unfamiliar with the bulk liquid storage and liquid feed supplements businesses in which ED&F Man operates.  In addition, consider minimizing legalistic details and jargon that make it difficult to understand the substance of the materials being described.  For example, the letter to shareholders refers to details such as “par value $0.0001” and the names of subsidiaries created solely to effectuate the merger instead of summarizing the effects of the transaction and consideration to be exchanged.  Please revise accordingly.

Response:

As requested, the Company has revised the Proxy Statement and letter to shareholders to define industry-specific terms and to delete legalistic details and jargon, including, among others, pages 1 and 2 of the letter to shareholders and pages 1, 2, 4, 13, 14, 50, 51, 52, 112, 113, 114 and 123 of the Proxy Statement.

Letter to Shareholders

4.                                     Please revise the second paragraph of the cover letter to quantify the aggregate purchase price based on the total cash and appropriate share prices, also assuming the acquired businesses achieve their earnings and other targets.  Please quantify the aggregate prices and share issuances assuming zero and the maximum possible cash conversions by shareholders.  It appears that the initial purchase price will be approximately $267 million, and that amount could be increased to a total of approximately $372 million.  Please revise accordingly.

Response:

The Company has revised the letter to shareholders as requested.

5.                                       Similarly, please revise the discussion of the 80% test on page 164 to disclose the aggregate value used in the analysis.

Response:

The Company has revised the discussion of the 80% test on page 182 of the Proxy Statement as requested.

6.                                     Please revise the second paragraph of the cover letter to clarify, if true, that the proposals involve ED&F Man selling you its Westway business in return for cash and an approximate 49% controlling ownership share of your equity, and for you to be renamed “Westway.”

Response:

The Company has revised the letter to shareholders as requested.

Questions and Answers About the Special Meeting . . ., page 1

7.                                     We note the statement in the last full paragraph on page five that a broker non-vote will count as a vote against the certificate of incorporation proposal but will not have an effect on the transaction proposal.  Please revise here and where appropriate to disclose whether the transaction proposal is conditioned on approval of any other proposals.  In this regard, we note, among other similar disclosure, the statement in the last full paragraph on page 55 indicating that changes to your capital stock are “necessary and advisable in order to ... consummate the business combination.”

Response:

The Company has revised pages 6, 7, 20, 57 and 59 of the Proxy Statement as requested.

“Has our board of directors made a determination as to the value of Westway?”

8.                                       We note the statement that the board did not determine a specific value for Westway.  Please revise to quantify the aggregate value of the consideration to be paid, including assuming that the earn-outs will be paid.

Response:

The Company has revised page 7 of the Proxy Statement as requested.

Summary, page 10

9.                                       Please revise the third to last bullet point on page 12 to disclose the “certain earnings or share price targets.”

Response:

The Company has revised the bullet point on pages 14 and 15 of the Proxy Statement as requested.

10.                               Please revise the first bullet point on page 13 to disclose or summarize the “specified levels of ownership,” “certain management and financial information,” “certain actions,” and “certain size.”  Similarly, to the extent material, please revise similar references throughout your proxy statement, including “significant market share” on page 14, “certain of our initial stockholders” on page 16, “significant customers” on page 27, and “certain individuals” on page 30.

Response:

The Company has revised the first bullet point on page 15 and 16 of the Proxy Statement as requested.  Additionally, where material, the Company has revised similar references throughout the Proxy Statement, including among others pages 16, 18, 30, 33, 55, 57 and 172 of the Proxy Statement.

11.                               Please revise the first paragraph on page 15 or where you first discuss your expected trading market to disclose whether or not you anticipate listing your shares on Nasdaq.  In this regard, please revise to briefly address compliance with the listing standards.

Response:

The Company has revised its first discussion of its expected trading market, which is the fifth Q&A on page 11, to note that it anticipates listing its shares on Nasdaq.  The Company has also revised the first risk factor on page 43 of the Proxy Statement to address compliance with Nasdaq’s listing standards.

Selected Historical Financial Data and Summary Unaudited Pro Forma Condensed Combined Financial Statements

General

12.                               Please revise to provide the selected financial data for the periods required by Item 301(a) of Regulation S-K for Westway and Shermen WSC Acquisition Corp.  In addition, please revise to present income from operations per share, long-term obligations and dividends declared per share for each period presented.

Response:

The Company has revised the proxy statement beginning on page 22 with the relevant items as requested.

13.                               Please revise to provide the historical and pro forma per share data for Westway and Sherman WSC Acquisition Corp.  Please refer to the guidance in Item 14(b)(10) of Schedule 14A.

Response:

The Company has revised the Proxy Statement on page 27 as requested.

Westway Selected Historical Financial Data, page 20

14.                               We note your use of the non-GAAP performance measure referred to as Adjusted EBITDA.  It appears the adjustments here and on page 24 are not in compliance with the guidelines outlined in FR-65 and Item 10 of Regulation S-K.  Specifically, these guidelines prohibit presentation of a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain that is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years.  Accordingly, please remove this presentation here and throughout your filing, or tell us why your presentation complies with FR-65 and Item 10 of Regulation S-K.

Response:

The Company has revised the Proxy Statement on pages 22, 24 and 26 to remove the references to Adjusted EBITDA as requested.

Risk Factors, page 25

15.                               Please revise the introductory paragraph to make clear that all of the material risks have been addressed.  In this regard, please delete the two sentences, “[T]he risks and uncertainties described below are not the only ones facing us and Westway.  Additional risks and uncertainties not presently known...”

Response:

The Company has revised the Proxy Statement to delete these sentences on page 28 as requested.

16.                               It appears from page 133 that you have begun discussions with lenders about the terms of loan facilities.  Please revise the first risk factor on page 25 to quantify the approximate amounts of the facilities you anticipate entering into, or advise.

Response:

The Company’s proposed lenders are still going through their review and commitment processes.  The Company intends to supplement its disclosure upon receipt of more definitive proposals.

17.                               We refer you to the second risk factor on page 31 regarding Shermen’s requirement to dissolve and liquidate under certain circumstances.  Please disclose whether consideration has been given to the possibility—assuming no transaction is completed within the required 18-24 month timeframe—of requesting Shermen’s shareholders to approve an amendment to the articles of incorporation so that it could continue as a public company.

Response:

The Company has revised the second risk factor on page 34 of the Proxy Statement in accordance with the Staff’s comment.

18.                               Please revise the last risk factor on page 33 to provide updated information concerning the amount of cash available to Shermen outside of the trust.  Similarly, please revise the second risk factor on page 34 to quantify the approximate amount of your “estimates” as to the costs of the transaction.

Response:

The Company has revised the last risk factor on page 36 and the second risk factor on page 37 as requested.

19.                               Please revise the second to last risk factor on page 34 to quantify your estimated working capital assuming the transaction is approved and 39% of shareholders elect cash conversion.

Response:

The Company has revised the second to last risk factor on page 37 to quantify the expected amount of funds remaining in the trust account assuming the transaction is approved and 39% of holders of IPO shares elect cash conversion.  The Company intends to supplement its disclosure with an estimate of available working capital as of closing upon receipt of more definitive proposals from its lenders.

20.                               Please revise the first risk factor on page 36 to clarify that the purchases or other agreements described in the risk factor would diminish shareholder protections as outlined in the company’s initial public offering registration statement.  For example, we note that approval of the transaction requires (1) more than 50% of the shares to be voted to approve the transaction, and (2) less than 40% of the shares to be selected for cash conversion.  To the extent the parties engage in the purchases or agreements described in the risk factor, both of these thresholds meant to protect public shareholders would appear to be diluted, permitting approval of the transaction with fewer votes to approve (and despite more votes to elect cash conversion) than otherwise would have been the case without the purchases or agreements.  Please revise accordingly.

Response:

The Company has revised the first risk factor on page 39 to indicate that such arrangements could decrease the number of shares held by disinterested shareholders that can affect the approval of the business combination.  The Company respectfully submits that such arrangements would not diminish shareholder protections as outlined in the Company’s initial public offering registration statement because shareholders can still exercise their conversion rights.  In fact, to the extent these arrangements make it more likely that the business combination will be approved, these arrangements would result in dissenting shareholders receiving their payments from the trust earlier than they would otherwise receive them.  If the business combination is not approved, there is no adverse effect on the dissenting shareholders.

21.                               We note disclosure with respect to Oppenheimer’s acquisition of assets of CIBC, and Oppenheimer’s right to receive the deferred portion of the underwriter’s fees, in addition to other consideration.  We also note Oppenheimer’s services as an advisor in connection with the proposed transaction.  Please consider adding risk factor disclosure to address potential conflicts of interest due to Oppenheimer’s involvement in conducting due diligence of the target, assessing its enterprise value, participating in negotiations, and receiving the contingent component of its underwriting fee in connection with Shermen’s initial public offering.  Please disclose whether Shermen’s board evaluated Oppenheimer’s roles, including its status as the successor to CIBC, and the contingent component of the underwriting fee as a potential conflict of interest when considering Oppenheimer’s financial advice.

Response:

The Company has added a risk factor on page 47 which provides disclosure in accordance with the Staff’s comment.

Executive Compensation, page 75

22.                                 Please revise to provide disclosure for each of the last three fiscal years.

Response:

The Company has revised the Proxy Statement on page 90 as requested.

Westway’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

23.                               Please disclose the key performance indicators used by management to evaluate the financial performance of the Bulk Liquid Storage segment.

Response:

The Company has revised the Proxy Statement on page 139 to separately disclose the key performance indicators used by management to evaluate the financial performance of the Bulk Liquid Storage segment.

In general, financial performance of the Bulk Liquid Storage segment, as well as the Liquid Feed Supplements segment and Westway in the aggregate, is measured in terms of revenue, operating profit margin and EBITDA.  In addition to these measures, the Company has disclosed the volume of product sold (in tons) and the price achieved per ton for the Liquid Feed Supplements business, since the Company and Westway consider this information to be reflective of overall market dynamics during the prevailing financial period.

The Company further notes that, due to the interaction of a range of contract terms and revenue drivers within these contracts, the Bulk Liquid Storage business does not rely on any single operational indicator of financial performance.

Bulk Liquid Storage

Net Revenues and Cost of Sales, page 128

24.                               Based on your disclosure in Note 13 on page F-54, we note that your gross margin decreased approximately 4%.  Further we noted that gross margin for the USA decreased from 56% to 45% and gross margin for the Rest of World decreased from 71% to 56%.  Please explain the variability in cost of revenues and gross profit as a percentage of revenues between each of the periods presented.  Your revised disclosure should include a discussion of the significant components of cost of revenues.

Response:

The Company has revised the Proxy Statement on pages 141, 145 and 147 to provide an explanation of the variability in costs of sales and gross profit as a percentage of revenues and to include a discussion of the significant components of cost of revenues for each of the periods presented.  Westway has reviewed its presentation of costs of sales and selling, general and administrative expenses and has restated its presentation of cost of sales and selling, general and administrative expenses due to an error in its combination of the carved-out businesses whereby operating costs from one of the combined operating entities were erroneously included in cost of sales. This is further described in Note 2 to the financial statements of Westway.

Liquidity and Capital Resources, page 133

25.                               Considering that you will be a stand-alone Company please revise your disclosures for each period presented to include an analysis of the components of operating cash flows that explains the significant period-to-period variations in working capital line items (e.g. provide an explanation of the significant change in your receivables, inventory, accounts payable and accrued liabilities) and how those variations affect your ability to meet current obligations.  Your analysis of cash flows should not merely recite information presented in the consolidated statement of cash flows.  Please refer to Section IV of SEC Release No. 33-8350.

Response:

The Company has considered its presentation of the cash flows of Westway in order to provide the stockholders with available information that is material to a voting determination.  Accordingly, the Company has revised the Proxy Statement on pages 149 to 151 to provide additional detail regarding the nature of the specific components of cash flows and some detail regarding movements in cash flows.  However with respect to the staff’s request that the disclosure cover movements in working capital line items, the Company notes that:

•              the Westway business, as presented, has formed part of a wider division with respect to which working capital movements had historically been tracked, the aggregate results of such division would provide only limited insight into historic movements in working capital of Westway; and

•              the future financing structure of the Company, which will be disclosed once it is committed, will ultimately provide more relevant information to shareholders regarding the risks, if any, regarding the cash performance of the business and will be appropriately reflected in the “Liquidity and Capital Resources” section.

Unaudited Pro Forma Condensed Combined Financial Information

General

26.                               Please revise to present pro forma financial statements for the most recent fiscal year and subsequent interim period in accordance with Article 11 of Regulation S-X.

Response:

The Company has revised the Proxy Statement beginning on page 152 to provide pro forma financial statements for the required periods.

27.                               We note the references in the last three paragraphs on page 133 to “certain” banks, which “reached broad agreement on an outline term sheet.”  Please revise to disclose the names of the banks and, with a view to disclosure, please provide us a copy of the term sheet.

Response:

As stated in the Company’s response to comment number 16, the Company’s proposed lenders are still going through their review and commitment processes which are required for such term sheets to have any binding effect.  The Company intends to supplement its disclosure upon receipt of more definitive proposals.

Note A. Basis of Presentation, page 140

28.                               We note from your disclosure that you are accounting for the acquisition of Westway as a recapitalization and not as purchase.  Please provide a detailed discussion to support your accounting treatment considering you will be paying cash and issuing equity instruments for the acquisition and at no time will ED&F Man or it affiliates own more than 49.5% of the voting shares.  In addition, it appears you have the right to elect four of the seven board of directors.  Please refer to the guidance in paragraph (9) and (A11-A15) of SFAS No. 141(R).

Response:

The Company notes that SFAS 141(R) provides that, if a determination as to which party is the acquirer is not clearly indicated within the guidance of Accounting Research Bulletin No. 51, as amended (“ARB 51”), all pertinent facts and circumstances should be considered. The Company does not believe that ARB 51 provides a clear indication of the acquirer since a significant portion of the purchase price (approximately 61.5%) is being paid in securities as compared to cash (approximately 38.5%), and the combination of securities and cash is being exchanged for the net assets or business equity of the Westway business, which is being carved out of ED&F Man. The FASB specifically decided not to provide a hierarchy to explain how to assess factors that influence the identification of the acquirer in a business combination, which the Company believes implies that the FASB effectively concluded that no one of the criteria is more important than another. SFAS 141(R) requires that, nevertheless, paragraphs A11 — A15 be considered in evaluating which party is the acquirer.

With respect to paragraph A11 of SFAS 141(R), the Company notes that, although the Company will be paying cash for approximately 38.5% of Westway, the remaining amount transferred is not in the form of other assets or liabilities assumed. Rather, the remainder is transferred in the form of equity securities. ED&F Man is transferring net assets, or the business equity, of its carved-out Westway business in exchange for cash and equity instruments of the Company. Thus, this factor is not determinative as each entity is transferring either cash or assets in addition to equity to consummate the business combination.

Based on the guidance in paragraph A12 of SFAS 141(R) , the Company determined that, in effect, each of the parties to the business combination is issuing equity instruments for the majority of the consideration, with the Company issuing equity instruments for approximately 61.5% of the consideration and ED&F Man contributing the net assets or business equity of its Westway business. As a result, the Company proceeded to evaluate the various criteria in paragraph A12 in determining the acquirer.

In concluding that the transaction would be accounted for as a reverse merger, the Company considered the following factors from paragraph A12 as supporting indicators:

•                                        ED&F Man (the pre-transaction owner of Westway) will be the owner of the largest minority voting interest in the combined entity, exceeding the voting interest of all other owners or organized group of owners; and

•                                        The senior management of the combined entity is comprised primarily by former employees of ED&F Man. Although the chairman of the board is from the Company, the remaining senior management (i.e. chief executive officer, chief operating officer and divisional branch heads reporting directly to them) are all former ED&F Man employees.

In concluding that the transaction would be accounted for as a reverse merger, the Company considered the following factors from Paragraph A12 as non-supportive indicators:

•                                        ED&F Man or its affiliates will not own more than 49.5% of the voting shares and that the Company equity holders as a group will retain 50.5%, or a majority of the voting shares in the combined entity. However, the shares of Series A Preferred Stock that ED&F Man will receive are convertible if its holdings fall below 49.5% and hence it will be difficult to dilute ED&F Man below 49.5% ownership in the foreseeable future post-transaction. Furthermore, since the lowest percentage of voting rights that ED&F Man will receive is near 50% and no other individual shareholder is near ED&F Man’s 49.5% holdings, the Company believes the relative importance of the other factors listed in paragraph A12 is increased.

•                                        The Company has the right to elect four of the seven board of directors, however one of the board members appointed by the Company will be Peter Harding, who is currently an ED&F Man employee and will be chief executive officer of the Company post-closing. The

Company believes this in effect provides a board that is closer to joint control at a minimum, or more likely points towards control by ED&F Man.

The Company further also considered paragraph A12(e) of SFAS No. 141(R) which states that the acquirer usually is the combining entity that pays a premium over the precombination fair value of the equity interests of the other combining entity or entities.  The Company believes that establishing whether a premium has been paid would be difficult when quoted market prices are not available for equity securities exchanged in a business combination and SFAS 141(R) would therefore preclude consideration of this factor unless the equity securities exchanged are traded in a public market.

SFAS 141(R) states in paragraph A13 that the acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings), is significantly larger than that of the other combining entity. Westway’s assets, revenues and earnings are significantly larger than those of the Company’s, providing further evidence for Westway being the acquirer for accounting purposes.

In summary, the Company has determined that the business combination should be accounted for as a reverse acquisition because:

•                  ED&F Man will obtain effective control of the merged entities because it will have a large minority voting interest and no other owner or organized group is expected to have a significant voting interest;

•                  management of the Company will be composed mainly of former ED&F Man management;

•                  the composition of the board of directors of the Company points to joint control at a minimum; and

•                  the Westway business is significantly larger than the Company.

Furthermore, as the Company is a blank check company being acquired in a reverse merger, the transaction should be accounted for as a recapitalization as the only significant asset of the Company is cash raised from its investors.

29.                               Considering the comment above, we note that you have reduced Westway’s equity for the estimated amount of transaction costs.  Please note that these costs should be expensed as incurred in accordance with paragraph 59 of SFAS 141(R).  Please revise or advise.

Response:

Please refer to the response to comment 28 above. As the business combination has been accounted for as a recapitalization and not as a purchase, paragraph 59 of SFAS 141(R) has not been applied and transaction costs have been deducted from Additional Paid In Capital.

30.                               Considering the comments above, please revise your pro forma financial statements to account for the contingent consideration related to the 12.2 million shares of Series A redeemable convertible preferred stock that will be issued if certain performance related targets are achieved.  Please refer to paragraph 41 of SFAS 141(R) for further guidance.

Response:

Please refer to the response to comment 28 above. As the transaction has been accounted for as a recapitalization and not as a purchase, paragraph 41 of SFAS 141(R) has not been applied and contingent consideration has not formed part of the recapitalization amount.

31.                               It appears from your disclosure on page 12 that as part of the transaction agreement that you will issue 7.4 million shares of Series A Convertible Preferred Stock.  Please expand your disclosure here to describe all of the material terms of the convertible preferred stock, including who has the rights to convert (i.e. the holder or the Company), the exercise feature (i.e. physical, net cash, or net share settlement, etc.) and any redemption features.  Please provide a description of the method and significant assumptions used to determine the fair value of the convertible preferred stock issued.

Response:

The Company has revised the Proxy Statement on page 157 to include a cross-reference to the section of the Proxy Statement that summarizes the material terms of the classes of the Company’s capital stock following the business combination.  The Company has revised the Proxy Statement on page 67 to include additional material terms, such as the exercise features of, and who has the right to convert, the shares of Series A Convertible Preferred Stock.

The Company notes that if the Series A Preferred Stock were converted into common stock upon closing, the value of such common stock would be approximately $5.03 being the market price of the Company’s common stock as of the closing of the business combination of $6.03 less the special dividend which ED&F Man would not receive of $1.00. As the liquidation preference amount of the Series A Preferred Stock exceeds this amount, the Company has used the liquidation preference value of $5.50 as an estimate of the fair value of the Series A Preferred Stock.

Note B. Pro Forma Adjustments, page 140

32.                               We reviewed your pro forma adjustments and it unclear how adjustments (3), (4), (12), (13), (14), (15), (16) and (17) are appropriate.  Pro forma adjustments (pursuant to Article 11 of Regulation S-X) shall give effect to events that are directly attributable to each specific transaction, factually supportable, and expected to have a continuing impact.  In addition, infrequent or nonrecurring items included in the underlying historical financial statements of Shermen and Westway that are not directly affected by the transaction should not be eliminated.  Accordingly, please revise to remove all such adjustments from the face of the pro forma financial statements.  If you continue to believe your adjustments are appropriate, provide a detailed explanation supporting you conclusion for each item and justify how your accounting treatment is consistent with Article 11 of Regulation S-X (i.e. clarify how each is directly attributable to the transaction, factually supportable, and expected to have a continuing impact).

Response:

Pro forma adjustment (3) reflects amounts drawn under the credit facility to be entered into upon consummation of the business combination. The Company notes that it will be required to enter into the credit facility in order to consummate the business combination. The Company will need to draw on its credit facility to allow it, along with the funds in the trust account, to among other things pay a cash payment to ED&F Man, pay a special dividend to certain stockholders, pay any stockholders who exercise their right to convert their shares into a pro rata portion of the funds in the trust account, and pay transaction related fees. In the case in which the Company receives minimum approval and holders of up to 39.99% of the IPO shares exercise their right to cover their shares into a pro rata portion of the funds in the trust account, the Company will be required to take on a significant amount of debt which the Company believes is appropriate to show as a drawdown on its credit facility. Since the Company will need to enter into a credit facility to consummate the business combination, the Company believes the adjustment related to the credit facility is factually supportable and expected to have a continuing impact. The Company has removed from pro forma adjustment (3) the adjustment reflecting the drawdown on the credit facility to set aside cash of $15.0 million to repurchase warrants.  In respect of the other components of adjustment (3), the Company believes, as described above, that the pro forma adjustment, as restated, is appropriate.

The Company has removed pro forma adjustments (4), (12) and (13) from the revised Proxy Statement.

Former pro forma adjustment (14), which is now pro forma adjustment (11) in the revised Proxy Statement, reflects the interest expense that would have been removed from the income statement and capitalized in respect of the financing of assets in the course of construction.  As explained in the basis of presentation for Westway on page F-37, prior to the transaction, Westway was funded by ED&F Man and had no cash or debt of its own. If the transaction had occurred at the start of the income statement period, Westway would have had debt as explained in pro forma adjustment (3) and would have incurred interest expense. Additionally, Westway would have been required to capitalize part of the interest expense in respect of financing assets in the course of construction in accordance with FAS 34. Previously, Westway had no interest expense and therefore it would not have been appropriate to capitalize any interest related to assets in the course of construction. The Company therefore believes that this adjustment is directly attributable to the business combination, factually supportable, and expected to have a continuing impact.

Former pro forma adjustment (15), which is now pro forma adjustment (12) in the revised Proxy Statement, reflects the Company’s historical interest income and related tax expense which have been eliminated since all of its cash will be paid out (i) to ED&F Man, (ii) as part of a special dividend, (iii) for the conversion of shares of common stock upon consummation of the business combination and (iv) for transaction costs upon consummation of the business combination, as described above. The Company believes that this adjustment is appropriate in the opening balance sheet used to calculate the pro forma income statement periods presented as it is directly attributable to the consummation of the business combination, factually supportable, and expected to have a continuing impact.

Former pro forma adjustment (16), which is now pro forma adjustment (13) in the revised Proxy Statement, reflects the tax effect of the interest expense on the credit facility being entered into in connection with the business combination as described in pro forma adjustment (3) and funding of Westway net invested capital at Westway’s effective income tax rate. The Company believes that this adjustment is appropriate based on the response to pro forma adjustment (15) in the preceding paragraph and is attributable to the debt which will be required to be drawn to consummate the business combination, is factually supportable and will have a continuing impact.

Former pro forma adjustment (17), which is now pro forma adjustment (14) in the revised Proxy Statement, reflects the deferred tax effect of capitalized interest at Westway’s effective income tax rate. As explained above, the Company believes that it would have been required to capitalize some interest expense related to assets in the course of construction in accordance with FAS 34 and would therefore have recorded a deferred tax asset in respect of this adjustment. The Company believes that this adjustment is appropriate based on the response to former pro forma adjustment (14) above and is attributable to the debt which will be required to be drawn to consummate the business combination, is factually supportable and will have a continuing impact.

Certain United States Federal Income Tax Consequences, page 144

33.                               Please disclose whether you obtained a legal opinion addressing the potential income tax consequences, and if so, the source of the opinion.  In this regard, we note the statement that no gain or loss will be recognized by non-converting stockholders.

Response:

The Company has revised page 162 of the Proxy Statement to disclose that it has not obtained an opinion of counsel as to the income tax consequences of the business combination.

Background of the Business Combination, page 147

34.                                 Please disclose whether the company contacted ED&F Man (Westway) in its initial search.

Response:

The Company has revised page 165 to indicate that it did not contact ED&F Man as part of its initial search.

35.                               Please revise if material to clarify the criteria used to narrow the search from the initial group of potential targets to the 12 potential targets including the company.  Also, please identify the company’s “sourcing network.”

Response:

The Company has revised page 166 in accordance with the Staff’s comment.

36.                               Please revise your background of the acquisition section to name the persons who were responsible for negotiating the agreement on behalf of each party.  Currently you use vague terms such as “our representatives” and “representatives of ED&F Man.”  As another example, we refer you to the first paragraph beneath the table on page 149, where you identify Perk Hixon and Lazard Freres & Co., but you do not explain the role of Mr. Hixon or of Lazard.

Response:

The Company has revised pages 167 to 179 in accordance with the Staff’s comment.

37.                               Please revise to provide additional disclosure of how you initially learned of the target, when and which individuals were involved in the first contact with it or its advisors, what circumstances led to the first contact, and any past relationships among the parties.

Response:

The Company has revised pages 167 in accordance with the Staff’s comment.

38.                                 Please clarify the criteria used to select Oppenheimer & Co. Inc.

Response:

The Company has revised pages 167 in accordance with the Staff’s comment.

39.                               Please revise page 151 or where appropriate to explain the nature of Shermen’s relationship with Oppenheimer before and after September 12, 2008.  It is unclear why the parties entered into an engagement letter at that time when Oppenheimer appears to have been providing due diligence, advisory, and other services since at least February 2008.

Response:

The Company has revised page 169 in accordance with the Staff’s comment.

40.                               Please expand your background discussion to identify the parties, discussion topics, changes to the negotiated terms, and other material information regarding the substance of material discussions leading to the proposed acquisition.  We note, for example, references to revised terms of the business combination and the statement on page 150 that, “following May 12, 2008, the parties exchanged various proposals within the structure that had been discussed at the meeting on May 12, 2008.”

Response:

The Company believes that it has included the material information regarding the substance of material discussions leading to the proposed acquisition in the paragraphs that begin “On April 10, 2008,” “On May 12, 2008,” “On July 17, 2008” and “On July 22, 2008.” The Company has revised page 168 to indicate the nature of material issues involved in the proposals exchanged on May 12.  The Company has also revised pages 168 and 169 to note the individuals leading the discussions for the parties, which included the Company, Oppenheimer and Dechert, on the one hand, and ED&F Man, Lazard and Dewey, on the other hand.

41.                               We note the disclosure in the carryover paragraph on pages 150 to 151 with respect to the exclusivity agreement between the company and ED&F.  With a view to disclosure, please advise us regarding the applicability of this agreement to discussions with the Agricultural Chemical Business from September 2007 until December 2008 and the Generic Chemical Company and Agricultural Retailer, until November 2008.

Response:

The Company informs the Staff that the exclusivity agreement had expired in September 2008.  Furthermore, the exclusivity agreement allowed for discussions with other targets provided that those discussions did not interfere with a transaction with ED&F Man.  At no point did these discussions with other potential targets interfere with the potential transaction with ED&F Man.

Factors Considered in Approving the Business Combination

Business Factors

“Westway has an experienced management team”, page 154

42.                               Where you discuss known trends, events, and uncertainties that are reasonably likely to materially affect the company’s operations and financial condition, please address the “adverse credit market conditions” referenced on page 156 to the extent material.

Response:

The Company has revised the proxy statement on page 150 as requested.

Opinion of Our Financial Advisor, page 158

43.                               Please expand the discussion to address the instructions received from the company, and any limitation imposed by the company on the scope of the financial advisor’s opinion.  Refer to Item 1015(b)(6) of Regulation M-A in this regard.

Response:

The Company has revised page 176 of the Proxy Statement in accordance with the Staff’s comment.

44.                               We note from the last paragraphs on page 155 that analyses were prepared by Oppenheimer, and that Oppenheimer relied on projections provided by ED&F Man when preparing its opinion.  Please revise your description of Oppenheimer’s opinion to disclose the projections.

Response:

The Company has added the projections to page 184 of the Proxy Statement as requested.

45.                                 Please revise to disclose the extent to which implied values attributed to Westway are less than the aggregate consideration.  For example, we note that the comparable company analysis identifies ranges of implied values that are below $260 million.  We may have further comment.

Response:

The Company has revised pages 179 to 182 of the Proxy Statement in accordance with the Staff’s comment.

46.                                 Please revise the summary of each analysis to disclose the data underlying the results, how that information resulted in the multiples/values disclosed, and how the results compare to the aggregate consideration in the proposed transaction.  For example, disclose (i) the firm values and EBITDA information for Westway and each comparable company that is the basis for the multiples obtained in the Selected Companies Analysis, (ii) the consideration and EBITDA information for Westway and each comparable company that is the basis for the multiples obtained in the Selected Precedent Transactions Analyses, and (iii) the company’s projected results that were used in conducting the Discounted Cash Flows Analysis.

Response:

The Company has revised the Proxy Statement on pages 179 to 182 in accordance with the Staff’s comment.

47.                                 We note from page C-5 that the fairness of opinion of Oppenheimer & Co. is intended for the benefit and use of the board and “is not to be used for any other purpose, or be reproduced, disseminated, quoted from or referred to at any time, in whole or in part...”  We believe that direct and indirect disclaimers regarding shareholders’ right to rely on a fairness opinion that the advisor has furnished to the board are inconsistent with the balance of the disclosure addressing the fairness to shareholders of the proposed transaction from a financial perspective.  Please delete any direct or indirect disclaimer of responsibility to shareholders.  Alternatively, the company may add an explanation that clarifies:

•                                          the basis for the advisor’s belief that shareholders cannot rely on its opinion, including (but not limited to) whether the advisor intends to assert the substance of the disclaimer as a defense to shareholder claims that might be brought against it under applicable state law;

•                                          whether the governing state law has addressed the availability of such a defense to the advisor in connection with any such shareholder claim; if not, a statement must be added that the issue necessarily would have to be resolved by a court of competent jurisdiction; and

•                                          that the availability or non-availability of such a defense will have no effect on the rights and responsibilities of the board of directors under governing state law, or the rights and responsibilities of the board or the advisor under the federal securities laws.

Response:

The Company has revised the Proxy Statement on page 183 in accordance with the Staff’s comment.

Selected Precedent Transactions Analyses, page 162

48.                                 With a view to disclosure, please advise us of the selection criteria used for the selected transactions analysis.  For example, it is unclear if the transactions were in the same industry as the proposed transaction.

Response:

The Company has revised the Proxy Statement on pages 180 to 182 to clarify that the selected transactions were in the same industry as Westway operates in.  The Company informs the Staff that there were no other selection criteria used other than the industry, the date range and the availability of public information.

Miscellaneous, page 164

49.                                 Please quantify all fees paid and to be paid to Oppenheimer for its financial advisory services, consulting or other services, including amounts previously owed to CIBC and the “significant portion” of the fee that is contingent upon consummation of the transaction.  Please disclose any discounts or other consideration in connection with the issuance of shares.  Please revise the second to last Q&A on page seven consistent with this comment.

Response:

The Company has revised the Proxy Statement on pages 9 and 183 as requested.

50.                                 In addition, we note the statement on page 164 that Oppenheimer and its predecessor “performed various investment banking and financial services for [your] affiliates, and expect to perform such services in the future, and expect to receive customary fees for such services.”  Please revise to provide further narrative and quantitative disclosure of the services provided or to be provided by Oppenheimer to the company and its affiliates, and fees paid or to be paid to Oppenheimer and its affiliates by the company and its affiliates.

Response:

The Company advises the Staff that it has been informed by Oppenheimer that Oppenheimer has previously been engaged to provide discrete investment banking and financial services to a private affiliate of the Company.  Compensation for such projects either are, or would be, covered under separate engagement letters between Oppenheimer and affiliates of the Company.  Such mandate has not been publicly disclosed and its disclosure is restricted by confidentiality obligations.  As of the date of this letter, Oppenheimer has not been paid any fees related to such mandate.

51.                                 It is unclear if Oppenheimer recommended the amount of consideration.  Please see Item 1015(b)(5) of Regulation M-A and revise or advise.

Response:

The Company has revised the Proxy Statement on page 178 to indicate that Oppenheimer did not recommend the amount of consideration.

52.                                 Please revise to provide further background and description of the transaction whereby Oppenheimer acquired CIBC’s assets.

Response:

The Company has revised the Proxy Statement on page 183 as requested.

Regulatory Matters, page 164

53.                                 Please disclose any regulatory requirements relating to the transaction as required by Item 14(b)(5) of Schedule 14A, or advise.

Response:

The Company is not aware of any regulatory requirements relating to the transaction other than the HSR Act requirements disclosed on page 185 of the Proxy Statement.

The Transaction Agreement, page 166

54.                                 We note the statement on page 166 that investors and security holders “should not rely on the representations and warranties as characterizations of the actual state of facts or conditions of Shermen or ED&F Man or their respective affiliates” and that “information concerning the subject matter of the representations and warranties may change after the date of the transaction agreement, which subsequent information may or may not be fully reflected in our public disclosures.”  Please note that issuers are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the disclosure document not misleading.

Response:

The Company notes that issuers are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the disclosure document not misleading.

Security Ownership of Certain Beneficial Owners, Directors, and Executive Officers of Shermen and Westway, page 199

55.                                 Please revise your table heading to make clear which entity’s stock ownership is being shown.  It is unclear why the heading refers to Westway’s beneficial ownership.  Please revise or advise.

Response:

The Company has revised pages 219 to 220 of the Proxy Statement as requested.

Ownership of Common Stock by Directors and Executive Officers, page 201

56.                                 Referring to notes (5), (6), and (7) to the table, we note language that under certain circumstances, the identified officer/director “may be required to sell his interest in Shermen WSC Holding LLC to Shermen WSC Holding LLC at cost.”  Please summarize the terms of these agreements, including the factor(s) that will determine whether the named individuals would be required to sell their holdings at cost.

Response:

The Company has revised page 220 of the Proxy Statement in accordance with the Staff’s comment.

Where You Can Find Additional Information, page 202

57.                                 Please provide the phone number for Shermen WSC Acquisition Corporation both here and also in the Question & Answer section, on page 9, “Who can help answer my questions?”

Response:

The Company has revised pages 11 and 221 of the Proxy Statement as requested.

Financial Statements

General

58.                                 Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

Response:

The Company has updated its financial statements in the Proxy Statement as requested.

Westway Audited Financial Statements

Notes to Combined Carve-out Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, F-35

59.                                 Your disclosure related to revenue from the bulk liquid storage business appears to state the types of contracts that generate revenue, but not how the revenue related to these contracts are actually recognized.  It appears that your revenue earned from these service contracts contain multiple deliverables.  Please provide a detailed discussion of how revenue is recognized under these contracts and site the specific authoritative literature utilized to support your accounting treatment.

Response:

Westway’s contracts for bulk liquid storage include terms for a variety of discrete services which a customer may select and use. Such services include storage of liquids, movements of liquids into, out of, and within the facility, and other ancillary services such as cooling or heating of liquids. Terms for each service are based on the specific service and are not contingent on any other services the customer may request. Revenues are recognized as each service is delivered. Storage services are recognized ratably over the term of the contract for fixed price arrangements or volumetrically over the terms of the volume contracts. Ancillary services are recognized as services are delivered. In this manner, Westway recognizes revenue for each particular service as it is performed. As this optionality for services is at the request of the customer it does not constitute a revenue arrangement with multiple deliverables as contemplated in EITF No. 00-21. The Company has included on pages F-38 and F-39 of the revised Proxy Statement, a revised note to the Westway financial statements.

10. Equity Compensation

Stock Award Plans, F-48

60.                                 It appears from your disclosure that the stock awards issued under the ED&F Man Loyalty Plan and the Deferred Incentive Plan are recorded at fair value which is based on ED&F Man’s internal market for shares.  Please cite the specific authoritative literature you utilized to support your accounting treatment (i.e. your use of an internal market).  Please refer to the guidance of SFAS No. 123(R).

Response:

The Company notes the guidance of SFAS No. 123(R), which uses the definition of fair value in FASB Concepts Statement No. 7, Using Cash Flow Information and Present Value in Accounting Measurements, which is the amount at which that asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is, other than in a forced or liquidation sale. SFAS No. 123(R) notes that observable market prices of identical or similar equity or liability instruments in active markets are the best evidence of fair value and, if available, should be used as the basis for the measurement of equity and liability instruments awarded in a share-based payment transaction with employees.

Westway’s stock compensation expense is an allocation of the stock compensation that would have been recorded by ED&F Man based on identifying the employees of ED&F Man that worked some or all of their time in what will become a Westway entity. ED&F Man, as a private company, does not have an externally observable market price for its shares. However, ED&F Man does operate an internal market for its shares in which employees are permitted to buy and sell shares in certain circumstances at the “Fair Price” as described below.  During the period under review, ED&F Man has observed regular transactions of sales and purchases of ED&F Man shares between willing parties, employees and other shareholders of ED&F Man in this internal market.

The Fair Price of the shares in ED&F Man’s internal market is determined by a formula which is defined in ED&F Man’s Articles of Association. The Fair Price is updated annually and audited for various purposes including compliance with UK tax rules. In using the Fair Price to value stock options, Westway has determined that this approach leads to a compensation expense that would not be significantly different from an approach utilizing a market based assessment of fair value. This assertion that the Fair Price approximates, or is not significantly different from, fair value is described in more detail below.

Westway acknowledges that an internal market is not an acceptable method for valuing non-vested stock under SFAS No. 123(R) and on its own a formulaic approach (Fair Price) is not an acceptable valuation methodology. Westway notes that SFAS No. 123(R) requires that nonpublic companies value equity awards to employees at fair value unless it is not possible to make a reasonable estimate of fair value. As a result, the fair value of equity securities for a nonpublic company generally is determined by reference to the fair value of the underlying business determined using a market approach (e.g., a market-multiple analysis) or an income approach (e.g., a discounted-cash-flow analysis).

In order to determine whether the Fair Price is an approximate estimate of fair value, ED&F Man Management prepared valuations utilizing the market approach and income approach and compared such valuations to the Fair Price. In preparing such a valuation estimate, ED&F Man Management obtained a sample of publicly available financial data that ED&F Man Management deemed relevant in evaluating ED&F Man’s fair value per share. Such financial data was obtained from up to six publicly quoted companies which are in the same industry as or are similar to ED&F Man as the basis for determining the fair value estimate.

Management reviewed debt and equity market values of the publicly quoted companies in the sample to determine certain financial ratios to apply to ED&F Man in calculating an estimate of the fair value of ED&F Man common shares. Financial ratios calculated for the comparison companies have included Enterprise Value / EBITDA, price / earnings ratios and price / book ratios. Over the years, ED&F Man’s calculations have evolved and more recently have also included a discounted cash flow analysis using an estimate of ED&F Man’s future cash flows and using a Weighted Average Cost of Capital (WACC) derived from comparable market companies and applied to ED&F Man’s funding structure. Once the ranges of the above multiples were determined, Management then applied them to ED&F Man to produce an average low valuation, an average middle valuation and an average high valuation at each of the grant dates.

ED&F Man’s calculated enterprise value was then adjusted for ED&F Man’s debt in order to calculate a value for ED&F Man’s equity for each of the ranges of market comparable multiples. Management took an average at the “low”, “mid” and “high” end of each of the valuation methodologies and determined an overall range of share prices from the company comparable multiples. This was then compared to ED&F Man’s “Fair Price” as defined in its Articles of Association.

At the most recent stock option grant date in 2009, amounts calculated indicated the fair value was a factor of approximately 0.9 times at the low end of the range to approximately 1.3 times at the high end of the range, of the Fair Price. The mid point indicated a fair value of approximately 1.1 of the Fair Price. As a result, ED&F Man determined the Fair Price was within the range of calculated fair value and therefore a reasonable estimate of fair value at the date of grant. Furthermore, Westway believes that even if the high end of the valuation range was used rather than a mid-point that the compensation costs recorded in the combined carve-out financial statements would not be materially different from the amounts historically recorded. ED&F Man’s approximations of fair values at historical grant dates yielded results similar to the most recent grant date whereby Fair Price was within a reasonable approximation of the range of calculated fair values.

As the Fair Price has been determined to be a reasonable approximation of fair value at each of the grant dates given ED&F Man’s calculations as described above, ED&F Man has valued the grants of non-vested stock at the Fair Price. However, ED&F Man acknowledges that an internal market is not an acceptable method for valuing non-vested stock. Since in ED&F Man’s case, Fair Price and fair value are the same as described above and ED&F Man has utilized Fair Price only after determining it approximates fair value, the disclosures in the combined carve-out financial statements related to how the non-vested stock was valued at the grant date has been changed to delete the reference to the internal market and indicate that non-vested stock has been valued based on fair value at the date of grant.

The Company has provided a revised note to the Westway financial statements on pages F-52 through F-56 of the Proxy Statement.

Employee Share Purchase Plan, F-51

61.                                 It appears from your disclosure that the fair value of the shares issued under this plan is measured using the Black-Scholes option pricing model.  Volatility under this pricing model has been derived from ED&F Man’s internal market for shares.  Please cite the specific authoritative literature you utilized to support your accounting treatment.  Please refer to the guidance of SFAS No. 123(R).

Response:

The Company notes that paragraph A43 of SFAS 123 (R) states that nonpublic entities may have sufficient information available on which to base a reasonable and supportable estimate of the expected volatility of their share prices. For example, a nonpublic entity that has an internal market for its shares, has private transactions in its shares, or issues new equity or convertible debt instruments may be able to consider the historical volatility, or implied volatility, of its share price in estimating expected volatility. As mentioned in the response to comment 60 above, the Company notes that ED&F Man does operate an internal market for its shares. The Company believes that its volatility measurement from this market is reasonable and supportable.

13. Segment Information, F-53

62.                                 We note that you recorded cost of sales for Rest of World of approximately $4.8 million for the year ended October 31, 2007, but no corresponding revenue was recorded for this period.  Please provide a detailed discussion of the nature of these expenses and cite the specific authoritative literature you utilized to support your accounting treatment.

Response:

Westway has reviewed the cost of sales for Rest of World and has reclassified revenue between USA and Rest of World in connection with these costs of sales.  This is also described in Note 2 to the financial statements of Westway.

Shermen WSC Acquisition Corp. Form 10-K for the Fiscal Year Ended December 31, 2007

Item 9A(T) Disclosure Controls and Procedures, page 36

63.                                 We note your statement here and in your Forms 10-Q filed for the quarters ended March 31, 2008, June 30, 3008 and September 30, 2008 that “controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.”  In future filings, please confirm that you will revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures in future filings.

Response:

The Company will revise this statement in its future filings in accordance with the Staff’s comment.

If you have any questions, please feel free to contact the undersigned by telephone at 215.994.2491 or Samuel Katz at 212.698.3663.  Thank you for your cooperation and attention to this matter.

Sincerely,

Craig L. Godshall

Partner

CLG